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03050585

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Melo, S.A.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4893 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/19/03

03 MAY 14 7:21

82-4893


Report



AR/S
12-31-02

ERNST & YOUNG

Consolidated Financial Statements

Grupo Melo, S. A.

Years ended December 31, 2002 and 2001
with Auditors' Report

CONTENTS

GENERAL INFORMATION

Dignitaries
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)
Federico F. Melo K. (Vicepresident)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Infante, Garrido y Garrido
Vergara, Anguizola y Asociados

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

ERNST & YOUNG

Contadores Públicos Autorizados
Apartado 0832-1575 World Trade Center
Panamá, Rep. de Panamá

Teléfono: 214-4400
Telefax: 214-4300 / 214-4301
E-mail: eyoung@pa.eyi.com

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have audited the accompanying consolidated balance sheets of Grupo Melo, S. A. and its subsidiaries (the Group) as of December 31, 2002 and 2001, and the related consolidated statements of income, capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2002 and 2001, and of the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards.

March 18, 2003
Panama, Republic of Panama



CONSOLIDATED BALANCE SHEETS

	Notes	December 31 2002	2001
ASSETS			
Current Assets			
Cash and cash equivalents	3	**B/. 3,729,255**	B/. 3,432,712
Notes and trade receivable, net	4, 5	**18,068,206**	15,983,856
Loans receivable, net	6, 7	**141,128**	341,888
Inventories	8	**27,349,940**	25,204,638
Prepaid income tax		**731,886**	790,923
Severance fund		**1,535,657**	1,351,583
Prepaid expenses		**435,651**	477,893
		51,991,723	47,583,493
Non-Current Assets			
Notes receivable, net of current portion		**4,403,849**	4,448,850
Deferred income tax	14	**669,834**	699,634
Parceled land for sale		**8,975,837**	8,012,596
Investment, at equity	9	**1,515,121**	1,667,728
Properties, equipment and improvements, net	10	**52,695,660**	55,243,252
Reforestation investment		**1,852,859**	1,705,074
Other assets		**2,966,276**	2,359,574
		73,079,436	74,136,708
TOTAL ASSETS		**B/.125,071,159**	B/.121,720,201

	Notes	December 31 2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest-bearing loans and borrowings	12, 13	**B/. 23,483,696**	B/.27,136,293
Notes and accounts payable - trade		**16,689,565**	13,302,439
Reserve for seniority premium		**2,429,281**	2,320,762
Accrued expenses and other liabilities	11	**1,500,937**	1,544,679
		44,103,479	44,304,173
Non-Current Liabilities			
Interest-bearing loans and borrowings	13	**41,529,946**	38,673,947
Clients deposits		**51,834**	86,909
Minority interest		**89,768**	69,505
		41,671,548	38,830,361
Commitments and contingency	17		
Shareholders' Equity			
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)		**21,390,853**	20,892,437
Retained earnings		**17,994,825**	17,833,683
Deemed dividend tax		**(89,546)**	(140,453)
Total Shareholders' Equity		**39,296,132**	38,585,667
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.125,071,159**	B/.121,720,201

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Notes	Year Ended December 31 2002	2001
Revenue			
Net sales		**B/. 115,653,936**	B/. 110,284,436
Interest income		**626,279**	781,715
Other income		**846,572**	609,136
Total revenue		**117,126,787**	111,675,287
Cost and expenses			
Cost of sales		**55,554,078**	53,796,336
General and administrative expenses	16	**49,078,563**	45,137,456
Depreciation and amortization	10	**5,426,268**	5,872,076
Interest and financial charges		**5,752,485**	6,150,424
Total cost and expenses		**115,811,394**	110,956,292
Income before income tax		**1,315,393**	718,995
Income tax	14	**98,787**	297,426
Income before participation in investment loss and minority interest		**1,216,606**	1,016,421
Participation in investment loss		**(133,413)**	(89,630)
Minority interest		**(27,232)**	(1,572)
Net income		**B/. 1,055,961**	B/. 925,219
Basic earnings per share		**B/. 0.45**	B/. 0.40
Book value per share		**B/. 16.87**	B/. 16.57

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CAPITAL

	Note	Year Ended December 31			
		Amounts		Shares	
		2002	2001	**2002**	2001
Issued capital[1]					
Common stock at no par value					
Balance at beginning of year		**B/.20,892,437**	B/.20,125,956	**2,328,314**	2,328,314
Capitalized earnings		**498,416**	766,481		
Balance at end of year		**21,390,853**	20,892,437	**2,328,314**	2,328,314
Retained earnings					
Balance, beginning of year		**17,833,683**	18,293,376		
Accumulated deficit from subsidiary		**(26,641)**	-		
Dividends paid	15	**(369,762)**	(618,431)		
Capitalized earnings		**(498,416)**	(766,481)		
Net income		**1,055,961**	925,219		
Balance at end of year		**17,994,825**	17,833,683		
Deemed dividend tax					
Balance at beginning of year		**(140,453)**	(140,975)		
Decrease		**50,907**	522		
Balance at end of year		**(89,546)**	(140,453)		
Total capital and shares		**B/.39,296,132**	B/.38,585,667	**2,328,314**	2,328,314

[1] The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restriction.

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Year Ended December 31	
		2002	2001
Cash flows from operating activities			
Income before income tax		**B/. 1,315,393**	B/. 718,995
Adjustments for:			
Depreciation and amortization		**5,426,268**	5,872,076
Allowance for doubtful accounts	5	**420,238**	289,599
Allowance for slow moving inventory		**-**	50,000
Reserve for seniority premium		**145,037**	290,505
Interests paid		**5,752,485**	6,114,956
Interests earned		**(626,279)**	(781,715)
Operating results before changes in working capital		**12,433,142**	12,554,416
Notes and trade receivable		**(2,504,588)**	824,175
Loans receivable		**200,760**	106,478
Inventories		**(2,145,302)**	2,978,219
Prepaid expenses		**42,242**	(84,095)
Notes and accounts payable - trade		**3,387,126**	(3,517,727)
Accrued expenses and other liabilities		**(43,742)**	(245,927)
Seniority premium paid		**(36,518)**	(237,565)
Clients deposits		**(35,075)**	65,231
Cash proceeds from operations		**11,298,045**	12,443,205
Interests paid		**(5,752,485)**	(6,114,956)
Interests earned		**626,279**	781,715
Income tax paid		**(9,950)**	(86,122)
Net cash flows from operating activities		**6,161,889**	7,023,842
Cash flows from investing activities			
Severance fund		**(184,074)**	(161,112)
Time deposits		**-**	500,000
Investment, at equity		**19,194**	(175,000)
Purchase of properties, equipment and improvements, net of disposals		**(2,878,676)**	(9,910,936)
Reforestation costs		**(147,785)**	(116,464)
Parceled land for sale		**(963,241)**	(509,780)
Net cash flows used in investing activities		**(4,154,582)**	(10,373,292)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

	Note	Year Ended December 31 2002	2001
Cash flows from financing activities			
Notes receivable, net of current portion		**B/. 45,001**	B/. 779,100
Other assets		**(606,702)**	(423,572)
Loans payments and leasing obligations		**(58,520,220)**	(51,061,773)
Proceeds from loans and leasing obligations		**47,428,611**	47,845,819
Issuance of bonds		**15,000,000**	9,500,000
Redemption of bonds		**(4,704,989)**	(4,172,000)
Accumulated loss from acquired subsidiary		**(26,641)**	-
Dividends paid	15	**(369,762)**	(618,431)
Minority interest		**(6,969)**	(48,318)
Deemed dividend tax		**50,907**	522
Net cash flows (used in) from financing activities		**(1,710,764)**	1,801,347
Net increase in (decrease) cash and cash equivalents		**296,543**	(1,548,103)
Cash and cash equivalents at beginning of year		**3,432,712**	4,980,815
Cash and cash equivalents at end of year		**B/.3,729,255**	B/. 3,432,712

The accounting policies and explanatory notes on pages 9 through 25 form an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The consolidated financial statements of Grupo Melo, S. A. and subsidiaries for the year ended December 31, 2002 were authorized for issue in accordance with a resolution of the Board of Directors on March 21, 2003.

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing, sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

The office of Grupo Melo, S. A. is located at Via España #2313, Rio Abajo.

At December 31, 2002 and 2001 the Group had 3,028 and 2,872 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Standards issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standing Interpretations Committee of the IASC.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Principles of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., El Agricultor de Panama, S. A., Melo y Compañía de Chorrera, S. A., Melo y Compañia de David, S. A., Ferreteria y Jardineria, S. A., Inmobiliaria Los Libertadores, S. A., Compañia Panameña de Maquinaria, S. A., Copama de Azuero, S. A., Copama de David, S. A., Compañia de Finanzas y Servicios, S. A., Edificaciones y Materiales, S.A. Comercial Maderera, S. A., Financiera Mercantil, S. A., Altos de Vistamares, S. A., Altos del Maria, S. A., Distribuidora Cartago, S. A., Restaurantes Melo, S. A., Industrial Maderera, S.A. and Alimentos Melo, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Ali Melo, S. A. and Industrial Maderera, S. A., not held by the Group.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Use of estimates

The preparation of the consolidated financial statements in accordance with International Accounting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory.

Manufacturing tax incentives

Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Maderas y Materiales de Construccion, S. A., Empolladora Panama, S. A., and Embutidos y Conservas de Pollos, S. A. were granted by means of their registration in the Official Registrer of the National Industry, the industrial incentives for the advancement and development of the local industries and exports, forseed in Law No.3 of March 20th, 1986. The Companies signed the Official Registrer of the National Industry in 1991 for a period of ten years, due in 2001. Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollos, S. A. were granted an extension of 10 years due in 2010 and Maderas y Materiales de Construcción, S. A. due in 2009.

Among the benefits and incentives granted to the Companies, are the following:

a) Three percent tax on imports of all machinery, equipment, spare parts and accessories, raw material, semi-finished products, containers, fuel and lubricants.

b) Exemption of income tax, on reinvested profits for plant expansion or to develop new products.

c) Loss carry forward to be applied from taxable income during the three years following the period in which they were incurred. The net loss occurred during any operation year, included in the period of the Official Register, could be deducted immediately the following three years from taxable income of the year that it occurred.

Cash and cash equivalents

Cash on hand and in banks, which are held to maturity, are carried at cost.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are carried at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory

By an evaluation of the inventory turnover, management estimates the allowance for slow moving inventory. Each year inventories determined to have slow turnover are charged against the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset (30 - 40 years for building and improvements, 3 - 16 years for machinery and equipment). The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All interest bearing-loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized only to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows as of December 31:

	2002	2001
Cash on hand	**B/. 60,759**	B/. 385,879
Cash on banks:		
Checking accounts	**3,668,496**	3,046,833
	B/. 3,729,255	B/.3,432,712

NOTES continued

4. NOTES AND TRADE RECEIVABLE, NET

Notes and trade receivable were comprised of the following as of December 31:

	2002	2001
Current portion of notes receivable	B/. **4,184,623**	B/. 3,634,088
Trade receivable	**13,192,811**	11,652,939
Allowance for doubtful accounts	**(504,567)**	(567,033)
	16,872,867	14,719,994
Accounts receivable - other:		
Employees	**163,723**	128,892
Other	**1,031,616**	1,134,970
	B/. **18,068,206**	B/. 15,983,856

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following is an analysis of the allowance for doubtful accounts as of December 31:

	2002	2001
Balance at beginning of year	B/. **567,033**	B/. 680,590
Additions	**420,238**	289,599
Write-offs	**(482,704)**	(403,156)
Balance at end of year	B/. **504,567**	B/. 567,033

6. LOANS RECEIVABLE, NET

A detail of loans receivable at December 31, is as follows:

	2002	2001
Automobile financing	B/. **292,682**	B/. 980,818
Personal loans	**57,387**	229,882
Commercial loans	**117,246**	293,676
	467,315	1,504,376
Allowance for doubtful loans	**(184,376)**	(812,163)
	282,939	692,213
Deferred interest	**(101,533)**	(271,857)
Deferred commissions	-	(21,626)
Insurance	**(40,278)**	(56,842)
	B/. **141,128**	B/. 341,888

NOTES continued

7. ALLOWANCE FOR DOUBTFUL LOANS

The following is an analysis of the allowance for doubtful loans at December 31:

	2002	2001
Balance at beginning of year	B/. 812,163	B/. 1,890,087
Write offs	(627,787)	(1,077,924)
Balance at end of year	B/. 184,376	B/. 812,163

8. INVENTORIES

At December 31 inventories are detailed as follows:

	2002	2001
Goods and materials	B/. 15,663,093	B/. 12,603,972
Machinery and equipment	1,175,559	1,245,850
Automobiles and spare parts	2,034,012	2,339,643
Poultry, eggs and food	5,150,222	6,802,449
Other (tires and batteries)	1,600,698	1,488,272
	25,623,584	24,480,186
Inventory in transit	1,726,356	724,452
	B/. 27,349,940	B/. 25,204,638

9. INVESTMENT, AT EQUITY

At December 31, investments were as follows:

	% of Participation	Cost	Participation	2002	2001
Procesadora Moderna, S. A.	50%	B/.1,848,909	B/.(911,307)	B/. 937,602	B/.1,000,142
Endicott International Ltd.	50%	240,000	(62,285)	177,715	240,000
Compañia Ulises, S. A.	50%	134,760	(5,042)	129,718	128,437
Panama Grain Terminal, S. A.	25%	100,000	-	100,000	100,000
Bulk Cargo, S. A.	50%	37,500	32,884	70,384	71,254
Comercializadora Regional Centroamericana, S. A.	16%	50,000	(10,562)	39,438	39,408
		2,411,169	(956,312)	1,454,857	1,579,241
Otras inversiones		60,264	-	60,264	88,487
		B/.2,471,433	B/.(956,312)	B/.1,515,121	B/.1,667,728

The investment in Panama Grain Terminal, S. A. is presented at cost, because the company had no operations at December 31, 2002.

NOTES continued

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of properties, equipment and improvements at December 31, is the following:

	Properties		Machinery and Equipment		Leased Equipment		Construction in Progress		Total	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Balance at beginning of year, net of accumulated depreciation and amortization	**B/.31,505,507**	B/.26,407,765	**B/.21,969,247**	B/.17,136,476	**B/. 547,411**	B/.1,472,602	**B/.1,221,087**	B/.6,187,549	**B/. 55,243,252**	B/. 51,204,392
Additions	**1,471,424**	-	**2,827,313**	1,915,227	**354,164**	161,940	**973,061**	8,061,701	**5,625,962**	10,138,868
Acquisitions of companies	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-
Reclassifications	**840,486**	6,766,939	**(920,175)**	6,261,224	**108,965**	-	**(29,276)**	(13,028,163)	**-**	-
Disposals	**(329,018)**	(267,576)	**(1,144,575)**	(125,993)	**(643,495)**	(12,859)	**(1,672,060)**	-	**(3,789,148)**	(406,428)
Disposals depreciation	**58,353**	76,024	**266,181**	96,693	**717,328**	5,779	**-**	-	**1,041,862**	178,496
Depreciation and amortization	**(1,397,386)**	(1,477,645)	**(3,422,208)**	(3,314,380)	**(606,674)**	(1,080,051)	**-**	-	**(5,426,268)**	(5,872,076)
Balance at end of year, net of accumulated depreciation and amortization	**B/.32,149,366**	B/.31,505,507	**B/.19,575,783**	B/.21,969,247	**B/. 477,699**	B/. 547,411	**B/. 492,812**	B/.1,221,087	**B/. 52,695,660**	B/. 55,243,252
Properties, equipment and improvements, at cost	**B/.44,300,826**	B/.42,539,188	**B/.51,841,764**	B/.50,850,922	**B/.4,940,645**	B/.5,444,299	**B/. 492,812**	B/.1,221,087	**B/.101,576,047**	B/.100,055,496
Accumulated depreciation and amortization	**(12,151,460)**	(11,033,681)	**(32,265,981)**	(28,881,675)	**(4,462,946)**	(4,896,888)	**-**	-	**(48,880,387)**	(44,812,244)
Net carrying amount	**B/.32,149,366**	B/.31,505,507	**B/.19,575,783**	B/.21,969,247	**B/. 477,699**	B/. 547,411	**B/. 492,812**	B/.1,221,087	**B/. 52,695,660**	B/. 55,243,252

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

NOTES continued

11. ACCRUED EXPENSES AND OTHER LIABILITIES

The following is a detail of accrued expenses and other liabilities at December 31:

	2002	2001
Reserve for vacations	B/. 464,681	B/. 453,485
Income tax and social security	452,471	453,513
Construction deposits	-	146,771
XIII month	123,767	105,199
Managers' participation	120,859	93,624
Interests payable	206,359	152,855
Payroll deductions and others	132,800	139,232
	B/.1,500,937	B/. 1,544,679

12. CREDIT AGREEMENTS

The Group has agreements for short-term credit lines with nine banks up to B/.23,700,000 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of December 31, 2002, the unused portion of the credit lines was B/.8,521,427.

The credit agreements entail the following conditions:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843 and 106489.

- Dividends and/or loans to shareholders are allowed up to 40% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS

At December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	Maturities	2002	2001
Short - term				
Overdraft and bank loans	7.5-11%	2003	**B/.15,178,573**	B/.18,916,989
Mortgages	7-12%	2003	**2,131,179**	6,216,451
Capital lease agreements	10.5-11%	2003	**395,405**	542,853
Bonds	8-11%	2003	**5,778,539**	1,460,000
			B/.23,483,696	B/.27,136,293

	Interest	Maturities	2002	2001
Long - term				
Mortgages	7-12%	2009	**B/. 7,054,950**	B/.10,329,323
Capital lease agreements	10.5-11%	2005	**234,858**	97,624
Bank loans		2004	**16,666**	-
Bonds	8-11%	2007	**34,223,472**	28,247,000
			B/.41,529,946	B/.38,673,947

Mortgages

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962,-27279, 324981, 15005, 53454, 83928, 34986, 11457, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, and the properties 39226, 40371, 40381, 40391 and others where the plant Manuel E. Melo is located.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS continued

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/.5,752,485 and B/.6,150,424 in 2002 and 2001, respectively.

14. TAX

Major components of tax expense for the year ended December 31 were:

	2002	2001
Current:		
Income tax	B/. (66,981)	B/. (15,071)
Deferred:		
Income tax	(31,806)	312,497
Income tax expense	B/. (98,787)	B/. 297,426

	2002	2001
Tax benefits from manufacturing tax incentives:		
Total income tax expense without tax benefits:		
Department stores	B/. (1,464)	B/. (15,824)
Poultry	(126,052)	(635,384)
Machinery	(32,372)	-
Restaurants	(25,011)	(20,105)
Real estate	(2,510)	-
Services	(2,015)	(6,121)
Distribuidora Cartago, S. A.	(1,911)	(156)
Materials	(379)	-
	(191,714)	(677,590)
Tax benefits:		
Poultry	124,733	662,519
Total income tax expense	B/. (66,981)	B/. (15,071)

NOTES continued

14. TAX continued

Deferred tax assets

Deferred taxes at December 31 relates to the following:

	Computation Basis	2002	2001
Seniority premium	**B/.1,001,300**	**B/. 300,390**	B/.330,190
Carryforward losses	**1,231,480**	**369,444**	369,444
	B/.2,232,780	**B/. 669,834**	B/.699,634

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

The Group computed deferred tax asset for the amount of B/.669,834 at December 31, 2002. These balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A. which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,232,780 at December 31, 2002. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to IAS 12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2002.

NOTES continued

15. DIVIDENDS PAID

During year 2002, dividends of B/.0.16 per ordinary share (totaling B/.369,762) were declared and paid.

During year 2001, dividends of B/.0.27 per ordinary share (totaling B/.618,431) were declared and paid.

NOTES continued

16. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a detail of general and administrative expenses for the years ended December 31:

	2002	2001
Salaries, commissions and premiums	**B/.13,999,623**	B/. 13,585,024
Indemnities and severance fund	**421,280**	988,941
Bonuses and XIII month	**2,341,320**	1,875,528
Payroll taxes	**2,004,965**	1,701,549
Insurance and professional risks	**254,805**	226,954
Attendance fees and representation expenses	**753,228**	682,709
Employees participation in earnings	**134,282**	105,459
Travel, allowance and transportation	**961,384**	768,138
Legal and professional fees	**1,602,203**	1,538,714
Cable and telegram	**2,132**	18,384
Insurance	**525,211**	548,044
Rent	**1,422,335**	1,563,965
Electricity, telephone and water	**3,667,696**	3,288,423
Repair and maintenance	**2,653,481**	1,881,559
Cleaning	**1,007,886**	985,609
Inventory	**36,002**	182,073
Packaging, bags and paper	**2,344,096**	2,255,260
Office expenses	**685,367**	574,089
Stamps and sealed paper	**234,168**	272,464
Taxes	**775,459**	609,051
Bad debts	**537,043**	289,599
Donations and contributions	**72,574**	84,344
Delivery, freight and transport	**2,213,897**	2,050,055
Fumigation and medical expenses	**1,023,649**	969,607
Advertising	**1,263,467**	1,213,826
Bank charges	**496,104**	360,653
Poultry depreciation and amortization	**1,324,788**	1,378,903
Gas and lubricants	**1,709,975**	1,888,441
Vehicle	**288,012**	1,001,664
Vehicle maintenance and spare parts	**973,251**	245,476
Supply and materials	**681,060**	593,205
Breeds	**349,265**	398,312
Sales tax	**509,156**	304,021
Vacations reserve	**976,172**	725,778
Selling expenses	**1,493,666**	1,222,930
Tools	**26,439**	24,227
Penalties and charges	**6,935**	64,995
Employee benefits	**893,876**	792,113
Services and purchases	**192,110**	210,848
Seniority premium expense	**314,547**	290,505
Equipment rent	**175,053**	38,238
Organization expenses	**124,158**	5,652
Miscellaneous	**771,025**	880,666
Expenses transferable to cost	**(3,164,582)**	(3,548,539)
	B/.49,078,563	B/. 45,137,456

NOTES continued

17. COMMITMENTS AND CONTINGENCY

Commitments and contingency are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

	2002	2001
Within one year	**B/. 395,405**	B/. 542,853
After one year but not more than five years	**234,858**	97,624
	B/. 630,263	B/. 640,477

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200,000.

Contingency

Pavensa Overseas, S. A. filed a civil complaint against Grupo Melo, S. A., Construcciones Campestres, S. A., Cultivos Tecnicos de Panama, S. A., Edificaciones y Materiales, S. A. and Altos del Maria, S. A. in a plenary action of large claim before the 13th Civil Court of the First Judicial District, for supposed damages including detriment, loss of profits, moral, social and commercial damages, etc. The civil complaint is based on several irregularities and deficiencies noted and evidenced due to a pretended termination or fulfillment of a construction agreement to build a house. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interest, costs and expenses incurred during the proceedings. The current state of the case is awaiting verdict from the judgement of the first instance. The Group considers that, either in a court decision or by means of an out of court settlement, this case will represent for the defendant a payment in lieu of the repairs and expenses incurred by the plaintiff. In spite of the aforementioned, the total amount of the claim is temerarious and will not be technically possible to evidence as to the full amount pretended by the plaintiff.

Antonio Paredes Villegas filed a lawsuit against Compañia Panameña de Maquinaria, S. A. (COPAMA), claiming supposed injury and damages. The case is on the 16th Civil Court of the First Judicial District. The amount of the claim is for B/.1,675,000. It is considered that the outcome will be against the plaintiff. The case is awaiting decision.

At the date of the balance sheet, the Group had not made any provision related to these claims.

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORM IN-A
ANNUAL UPDATE REPORT *

GRUPO MELO, S. A.

Year Ended on December 31st, 2002

PART I

I. COMPANY INFORMATION

A. History and Development of Issuer
B. Charter and By-Laws of Issuer
C. Nature of the Business
D. Organizational Structure
E. Properties, Plant and Equipment
F. Research and Development, Patents, Licenses, etc.
G. Trend Information

II. ANALYSIS OF FINANCIAL AND OPERATING RESULTS

A. Liquidity
B. Capital Resources
C. Operating Results
D. Analysis of Perspectives

III. DIRECTORS, OFFICERS, EXECUTIVES, MANAGERS, ADVISORS, AND EMPLOYEES

A. Identities

1. Directors, Officers, Executives, and Managers
2. Important Employees and Advisors
3. Legal Counsel
4. External Auditors
5. Designations by Agreement or Understanding

B. Compensation
C. Practices of the Board of Directors
D. Employees
E. Stockholder Composition

---

*This document has been prepared in the knowledge that it will be made available to investors and the public in general.

IV. PRINCIPAL STOCKHOLDERS

A. Identification, number of shares held, and changes in the percentage of stock held by controlling parties.
B. Table of stockholder structure
C. Controlling Parties
D. Changes in stockholder control

V. RELATED PARTIES, LINKAGES AND AFFILIATIONS

A. Identification of related businesses, parties or contracts.
B. Special interests of Advisors or Experts.

VI. FISCAL TREATMENT

VI. CAPITAL STRUCTURE

A. Summary of Capital Structure

1. Stock and participation instruments
2. Debt Instruments

B. Description and Rights of Instruments

1. Issued Capital Stock
2. Participation Instruments
3. Debt Instruments

C. Market Information

PART II.
FINANCIAL SUMMARY

A. Presentation applicable to commercial and industrial issuers

PART III.
FINANCIAL STATEMENTS

PART IV.
DISCLOSURE

1. Identification of the communications media by which this Report has been or will be disclosed, including the name of the media.
2. Date of disclosure
3. Signatures.

REPUBLIC OF PANAMA
NATINAL SECURITIES COMMISSION

FORM IN-A
ANNUAL UPDATE REPORT*

Year Ended December 31st., 2002

REGISTERED NAME OF ISSUER:	**GRUPO MELO, S. A.**
TYPE OF INSTRUMENT REGISTERED:	**COMMON STOCK**
REGISTERED ADDRESS:	**VIA ESPAÑA 2313, RIO ABAJO**
REGISTERED TELEPHONE AND FAX:	**221-0033 FAX : 224-2311**
REGISTERED E-MAIL:	dirfinanzas@grupomelo.com

PART I.

I. COMPANY INFORMATION

A. History and Development of GRUPO MELO, S. A.

Grupo Melo, S. A. is a corporation organized and operating in accordance with the legislation of the Republic of Panama, as recorded in Public Deed No.5316 of August 16, 1977, filed in the Microfilm (Mercantile) Section of the Public Registry, under Fiche 021223, Roll 1020, Image 0524 on January 5,1978.Since it's inception, Grupo Melo, S. A. has , on several occasions, ammended it's charter. Such ammendments have been properly and timely filed in the Public Registry. Grupo Melo, S. A. is a public corporation registered with the National Securities Commission, and it's stock is listed and traded in the Panama Stock Exchange. Our headquarters are located at Via España 2313, Rio Abajo, Panama City, Republic of Panama. Our postal address is Apartado 333, Panama 1, Republic of Panama. Our telephone number is (507)221-0033 and our fax number is (507)224-2311

Grupo Melo, S. A: is a corporation exclusively engaged in the holding of common stock of the companies that form Grupo Melo. The Group is a pyramidal structure in which Grupo Melo, S. A. is the flagship holding company. Grupo Melo, S. A. and Subsidiaries (henceforth Grupo Melo) is a conglomerate made up of 45 corporations grouped into 7 divisions engaged in the production, processing, distribution, and sales of goods and services. Grupo Melo initiated operations in 1948 with an agricultural products supply store started by Mr. Manuel E. Melo.

*This document has been prepared in the knowledge that it will be made available to investors and the public in general.

As of December 31st, 2002, Grupo Melo, S. A. is the owner of 100% of the stock issued and outstanding of the 45 operating companies that consolidate into the holding company.

B. Charter and By-Laws

Articles applicable to business or contracts between Grupo Melo, S. A. and one or more Directors or Officers, in which the latter might have direct or indirect interests.

Any director may hold a compensated job in the Company in addition to his directorship. No contract, act or transaction of the company with any private or public person, shall be affected or invalidated because one or more shareholder, director or other person connected to the Company were part or may have an interest in such contract, act, or transaction or were in any way related to such private or public person, and anyone who were to become a director of this Company is hereby relieved of any responsibility he may have for contracting in the name of this Company with himself for his own benefit or with any private or public person in which he might have an interest, and no shareholder is obliged to account to the Company for any benefits or commitments deriving from any contract, act, or transaction, as long as such shareholder or director or officer discloses to the other directors or officers of theCompany his interest in such contract, act or transaction, either before or at the time that such contract, act, or transaction is discussed, agreed on or approved by the Board of Directors.

Conditions governing the call for ordinary and extraordinary general stockholders' meetings.

The stockholders, convened in a general meeting, are the supreme authority of the Corporation. They will meet, ordinarily or extraordinarily, with no less than 5 days nor more than 30 days prior convocation, unless they expressely renounce to such convocation.
The convocation will be made by means of personal or mail delivery of the notice of convocation to each registered shareholder with the right to vote, or by the publication of the notice of convocation in a national circulation newspaper for 3 days or by a combination of both means.
For the convocation of a General Meeting of Stockholders, only those stockholders of record at least 30 days before the date of the meeting will be convened.
All the decisions adopted by a General Meeting of Stockholders will be approved by simple majority of the stockholders present at the Meeting, as long as the required quorum is met.
The stockholders may cast one (1) vote per share, but in no case may any decision be taken by the majority against the acquired rights of any stockholder or against the Charter or By-Laws.
In Grupo Melo, S. A. there are no limitations to the right to own securities, or provisions to change the rights of shareholders or to modify the capital structure that are more rigurous than existing legislation.

C. Nature of the Business

Grupo Melo, S. A. is a corporation exclusively engaged in the holding of common stock of the companies that conform Grupo Melo. The Group is a pyramidal structure in which Grupo Melo, S. A. is the flagship holding company.

Grupo Melo is a corporation of companies whose activities are diversified among several sectors of commerce and industry. Internally, Grupo Melo is divided into "Divisions" (Lumber Products, Stores, Food, Restaurants, Real Estate, Machinery and Services) according to the individual activity as follows:

Lumber Products: Operates a manufacturing plant for residential lumber doors, door jambs, and lumber moldings for local consumption and export. Also engaged in reforestation and tree farming to assure a sustainable supply of raw materials for it's operations.

Stores: Operates 24 MELO Agricultural Supply Stores, two MELO Department HomeCenters, four MELO Pet & Garden stores, eight COMASA Construction Materials stores, three wholesale MELO Agricultural Distribution Centers, two specialty stores handling wood panels and a wholesale construction materials distributor. This division also manages the forestry projects.

Food: Raises laying hens for the production of fertile eggs and broilers, for the processing, distribution and marketing of poultry-based meat products and fresh eggs under the brand name MELO. It operates several poultry farms for the reproduction and raising of broilers, incubation, egg packing, and processing and distribution of fresh poultry. This division manages the Corporation's strategic alliance with Tyson Foods, Inc., the largest poultry producer in the world.

Restaurants: Operates the Corporation's chain of poultry based fast food restaurants, targeting the mid and low-scale consumer.

Real Estate: Engaged in the development and sale of real estate located in the cool mountains close to the metropolitan areas. It promotes development of vacation, rest and recreation areas.

Machinery: This division is engaged in the sale of agricultural and construction machinery, commercial and personal vehicles, tires, batteries, parts and shop services. Distributes the IZUSU automobile line, and has the exclusive distribution of JOHN DEERE agricultural and construction equipment. It also has exclusive distribution rights for General, Sumitomo, Kumho and Continental tires

Services: This is the support division supplying administration, controllership, risk management, credit, finance, auditing, data processing, legal counsel, human resource mangement, and Research and Development to the rest of the Corporation.

In as much as Grupo Melo is a corporation exclusively dedicated to the holding of the Group's shares, the only tax obligation to the Government originates with the payment of licensing fees.

No administrative or legal actions, arbitrages or mediations of any nature are presently pending or in process that may have any significant impact or incidence on the business or the financial condition of Grupo Melo, S. A.

D. Organizational Structure

NAME OF SUBSIDIARY & DIVISION	DOMICILE & JURISDITION	STOCK PARTICIPATION
FOOD DIVISION		
Alimentos Melo, S. A.	Panama	100%
Empacadora Avícola, S. A.	Panama	100%
Empolladora Panamá, S. A.	Panama	100%
Cia. Avícola y Ganadera, S. A.	Panama	100%
Comercial Avícola, S. A.	Panama	100%
Avícola Consolidada, S. A.	Panama	100%
Embutidos y Conservas de Pollo, S. A.	Panama	100%
Sarasqueta y Cia., S. A.	Panama	100%
STORES DIVISION		
Melo y Cia., S. A.	Panama	100%
El Agricultor de Panama, S. A.	Panama	100%
Melo y Cia. de Chorrera, S. A.	Panama	100%
Ferreteria y Jardineria, S. A.	Panama	100%
Melo y Cia. de David, S. A.	Panama	100%
Inmobiliaria Los Libertadores, S. A.	Panama	100%
Comercial Maderera, S. A.	Panama	100%
Distribuidora Cartago, S. A.	Panama	100%
El Otoal, S. A.	Panama	100%
El Yucal, S. A.	Panama	100%
Reforestadora Los Miradores, S. A.	Panama	100%
El Zapallal, S. A.	Panama	100%
MACHINERY DIVISION		
Cia. Panameña de Maquinaria, S. A.	Panama	100%
Copama Azuero, S. A.	Panama	100%
Copama David, S. A.	Panama	100%
Inversiones Chicho, S. A.	Panama	100%
Financiera Mercantil, S. A.	Panama	100%
LUMBER DIVISION		
Maderas y Materiales de Construcción, S. A.	Panama	100%
Industrial Maderera, S. A.	Panama	100%

RESTAURANT DIVISION		
Restaurantes Melo, S. A.	Panama	100%
Pío Pío, S. A.	Panama	100%
Administración y Servicios de Restaurantes, S. A.	Panama	100%
Ali Melo, S. A.	Panama	100%
Lucky Seven International, S. A.	Panama	100%
Estrategias y Restaurantes, S. A.	Panama	100%
REAL ESTATE DIVISION		
Altos de Vistamares, S. A.	Panama	100%
Altos del Centinela, S. A.	Panama	100%
Proción Enterprises, S. A.	Panama	100%
Club Los Altos de Cerro Azul, S. A.	Panama	100%
Desarrollo Urania, S. A.	Panama	100%
Altos del María, S. A.	Panama	100%
Desarrollo Ana Luz, S. A.	Panama	100%
Desarrollo Amaya, S. A.	Panama	100%
Agua del Manantial, S. A.	Panama	100%
Desarrollo Nuario, S. A.	Panama	100%
SERVICES DIVISION		
Cia. de Finanzas y Servicios, S. A.	Panama	100%
Edificaciones y Materiales, S. A.	Panama	100%

E. Properties, Plant and Equipment

Net value of properties, equipment and improvements of Grupo Melo decreased from US$55.24 millions as of 31DEC'01 to US$52.69 on 31DEC'02, representing a 4.61% decrease. The main assets of Grupo Melo, by division, are the following:

Food Division: Owns several farms for reproduction, incubation, egg production and broilers located in Cerro Azul, Pacora and Gatuncillo, Colón. Sarasqueta y Cia., S. A. owns a feed ration mixing plant in Mañanitas. Empacadora Avícola owns a processing plant in Juan Diaz and distribution centers in Panama, David and Aguadulce. Embutidos y Conservas de Pollo, S. A. owns a cold-cuts and sausage packing plant in Pueblo Nuevo and a modern post-processing value-added plant in Juan Diaz.

Stores Division: Owns the headquarters installations in Rio Abajo housing several units such as El Agricultor farm supply store, Melo Home Center, the warehouse depots and the administrative offices. Also owns a property on Tumba Muerto housing a branch of Melo Home Center, and properties in David and Chitre on which farm supply stores have been built.

Machinery Division: Their principal fixed asset is the COPAMA building in Villa Lucre, housing the headquarters of this Division. Also owns stores in Chitre and David.

Lumber Division: Owns a sawmill and door factory in Cabuya.

Furthermore, the Group owns other fixed assets (land, minor buildings and improvements, etc.) throughout the country.

F. Research and Development

Grupo Melo allocates it's research efforts in two major areas:

Research Department: Engages in continuous research on poultry nutrition, management and control through experimentation and project development. Recent efforts have concentrated on multiple experiments to increase feed conversion efficiency, slaughter weights and general sanitation and heallth conditions of the birds. This involves information management at all levels of farms, incubators, broiler plants and ration design.

Analysis and Development Department: Engages in the factibility analysis of projects, and design, construction and maintenance of all the Group's infrastructure.

G. Trend Information

As per negotiations for the entrance of Panama into the World Trade Organization, the national demand for poultry products should be satisfied by national production and a contingent of imported poultry meats. The nature of the competition boils down to expense control, given that product differentiation is low; therefore, the efforts of local companies address the need to meet local demand and achieve exports of fresh and processed poultry products, preferrably those that involve a higher value added. This is why the Foods Division of Grupo Melo has prepared with an expansion of it's production capacity, installing advanced technology equipment and building a modern post-processing plant aiming at exports of value-added products to regional markets.

Investmentes made by Grupo Melo's Lumber Division have enabled it to export engineering products through the use of royal mahogany to achieve the quality that will guarantee the product's performance to the customer during the life of the product, in response to special finishing requisites presented by the customers themselves.

II. ANALYSIS OF FINANCIAL AND OPERATING RESULTS

A. Liquidity

As stated in previous reports, Grupo Melo went to market with an issue of Mortgage Bonds by Compañía de Finanzas y Servicios, S. A. (COFISESA) for US$15 million whose proceeds were used to repay short term debt under an overall debt restructuring plan. This debt adjustment, together with improvements in financial costs and cash flow, brought about a reduction of US$3.7 million or 13.46% in short term debt, against an increase of US$2.85 million or 7.38% in long term debt outstandings, with a net decrease of US$0.8 million in total debt. This bond issue and the application of better financial policies improved the current ratio to 1.18 versus that registerd as of 31DEC'01 of 1.07. Total current liabilities remained at previous year's level against an increase of US$4 million or 9.26% in current assets.

Current assets of Grupo Melo grew mostly in accounts receivable which increased 13.67% or US$2.18 million , reflecting a greater volume of sales (4.87% or US$5.4 million). Inventory also shows an increase of 8.5% or US$2.1 million. This increase in inventory matches the different business cycles of the Group and the the growing sales that need support from a more robust working capital.

B. Capital Resources

Grupo Melo's Total Assets as of December 31, 2002 grew 2.75% against the close of 2001, due principally to previously mentioned increases in current assets.

Total debt decreased by US$0.8 million by year end, basically stable when compared to previous year's levels, and was due fundamentally to the retirement of short term bank debt with the Group's own funds and the anticipated redemption of Altos de Vistamares, S. A. bonds in July of this year. Total Liabilities of Grupo Melo and Subsidiaries increased by 3.17% against the close of December 2001. This was due essentially to an increase of 25.46% in notes and acccounts payable which financed the increase in notes and accounts receivable and inventories.

At year's end, Net Worth of the Group increased by 1.84% against same period previous year as a result of the capitalization of retained earnings for the period. Debt-to-Worth ratio is 2.18 against 2.15 at the close of 2001.

C. Operating Results

Year 2002 registered an interesting increase in the volume of sales of pounds of poultry, and prices reached acceptable levels, all of which resulted in total aggregate earnings for Grupo Melo and Subsidiaries of US$117.1 million at close of 31DEC'02. This represents an increase of US$5.45 million or 4.88% better than in 2001, which we consider highly significant in view of the local economic situation of very little growth prevailing throughout the year. Despite the growth in sales and production and the follow-up of our penetration policy aimed at local and international markets, we registered a net decrease in operating margins due to the higher cost of raw materials, principal component of cost-of-sales, which reduced our operating margins slightly to 6.03% when compared to 6.15% the previous year.

General Expenses show an increase of 8.73%, parallel to the growth of business volume. Financial expenses were lower by 6.5% or US$0.4 million.

The Group's greater volume of sales and business in general, generated Return on Capital for 2002 of 2.68%, better than the 2.39% reported in 2001. Net Margin closed at 0.9% compared to 0.83% in 2001.

D. Analysis of Perspectives

We continue our efforts to increase exports of value-added products from our Manuel E. Melo Plant. At present we are exporting to Colombia, Honduras, Nicaragua and Guatemala. Potential distributors have been identified in Costa Rica and Trinidad Tobago and included in the customer lists of the Food Division to further develop international markets and increase exports.
We succesfully placed an issue of US$15 million in COFISESA bonds, with ten year maturities, quarterly payments to principal, which funds were used to retire short term debt. This issue allowed us to streamline our banking relationships and improve the Group's financial structure.
Sales of the Restaurant Division significantly exceeded previous year's. This year we opened two new outlets strategically located in the City and suburbs before year-end, bringing the Group's total fast-food outlets to 31. The Machinery Division increased it's market share, firming up it's leadership in the commercial fleet segment.
Grupo Melo projects a continued increase in sales and total income due to the favorable effect of improvement in price levels, a trend which must be supported by a parallel, sustained policy of expense rationalization and credit analysis of the sector. To that end, we have already observed that the Food Division's post-processing Value-Added Plant is close to reaching it's breakeven point. We foresee also an improved Debt-to-Worth ratio as per acquired credit commitments.
The divisions of the Commercial Group and the Food Group of Grupo Melo continue their efforts to increase local and international sales through the development of a greater volume of orders, market penetration strategies, increase in production , expense reduction, and price optimization.

III. DIRECTORS, OFFICERS, EXCECUTIVES, MANAGERS, ADVISORS AND EMPLOYEES

A. Identities

1. Directors, Officers, Executives and Managers.

The Directors and Corporate Officers of Grupo Melo, S. A. are:

ARTURO D. MELO S.	DIRECTOR – PRESIDENT
Nationality:	Panamanian
Date of Birth:	15 December, 1931
Commercial Address:	Via España 2313, Rio Abajo
Mailing Address:	Apartado 333, Panama 1
Telephone:	(507)221-0033
Fax:	(507)224-2311

Economist. Director-President of Grupo Melo, S. A. and all other companies forming Grupo Melo. His responsibilities include management of the Group and supervision of all decision making by the Group's Division Vicepresidents. He is accountable to the Board of Directors for the performance of Grupo Melo. He has recently held several posts in public office such as Minister of Labor,

Minister of Finance and Treasury, Minister of Commerce and Industry, and General Manager of IRHE, the former public electric utility. He is a director on the Board of several local companies and a founding member of Fundación Manuel E. Melo.

ARTURO D. MELO K.	DIRECTOR – SECRETARY
Nationality:	Panamanian
Date of Birth:	14 October, 1953
Commercial Address:	Via España 2313, Río Abajo
Mailing Address:	Apartado 333, Panamá 1
Telephone:	(507)221-0033
Fax:	(507)224-2311

Director – Secretary of the Board of Grupo Melo, S. A. and Treasurer of the other companies that make up Grupo Melo. BA and MBA in Business Administration. Responsibilities as Chief Executive and Operating Officer of the Food Producing companies of Grupo Melo include the supervision of the financial operations and management of the companies in Grupo Melo and coordination of all executive officers in the discharge of their duties.

EUDORO JAÉN ESQUIVEL	DIRECTOR – TREASURER
Nationality:	Panamanian
Date of Birth:	29 April, 1935
Commercial Address:	Via España 2313, Río Abajo
Mailing Address:	Apartado 333, Panama 1
Telephone:	(507)221-0033
Fax:	(507)224-2311

BSc. and MSc. In Agricultural Sciences, University of Arkansas. Served 30 years in The Chase Manhattan Bank in different positions in Panama, Trinidad Tobago, Italy, United Kingdom, US Virgin Islands, and Chile. Has held important posts in different institutions, most recently in Caja de Ahorros (Govt. Savings Bank) and Hamilton Bank. He is a director on the Board of several local companies. He joined Grupo Melo in the year 2000 as Vice President for Finance, Planning and Treasury.

MARYLIN M. DE SIMONS	ALTERNATE DIRECTOR
Nationality:	Panamanian
Date of Birth:	10 May, 1956
Commercial Address:	Via España 2313, Río Abajo
Mailing Address:	Apartado 333, Panama 1
Telephone:	(507)221-0033
Fax:	(507)224-2311
E-mail	dirfinanzas@grupomelo.com

BSc. Chemical Engineering from Texas Tech University

NICOLAS ARDITO BARLETTA P. | DIRECTOR
Nationality: Panamanian
Date of Birth: 16 December, 1959
Commercial Address: Edificio Cable Onda Calle 50
Mailing address: Apartado 555-0593 Paitilla
Telephone: (507)206-7602
Fax: (507)223-7076
E-mail dirfinanzas@grupomelo.com

BSc. Industrial Engineering (Operations Research), MBA Business Administration (Finance, Marketing and Corporate Strategy). Presently General Manager of Cable Onda.

MANUEL D. CABARCOS | DIRECTOR
Nationality: Panamanian
Date of Birth: 9 April, 1931
Commercial Address: Calle 45 Bella Vista, Edificio Urraca, 8th. Floor
Mailing Addrerss Apartado 4341, Zona 5
Telephone: (507)264-6655
Fax: (507)264-5204
E- mail: dirfinanzas@grupomelo.com

Chemical Engineer. Industrial entrepreneur. Director on the Board of several companies. Held high office in Combustibles de Panama, S. A., Texaco Panama, Inc., Azucarera Nacional and Azucarera La Estrella. Former Vice President of the Panama Stock Exchange. Presently President of Grupo Cambios.

RICARDO E. DELVALLE P. | DIRECTOR
Nationality: Panamanian
Date of Birth: 2 September, 1962
E-mail: delvalle@sinfo.net

BA Business Administration from Roger Williams University. He is a director on the board of several private and public companies. Former President of the Industrial Guild of Panama, and Vice President of the National Council of the Private Sector.

ANTONIO DOMINGUEZ | DIRECTOR
Nationality: Panamanian
Date of Birth: 16 May, 1932
Commercial Address: Empresa Abastecedora Mercado Público
Mailing address: Apartado 118, Panama 1
Telephone: (507)212-0441/0570
Fax: (507)212-0441
E-mail: dirfinanzas@grupomelo.com

Business Administrator. Merchant. Active in various civic, social, trade and political organizations. Presently the General Manager of Empresa Abastecedora Universal Internacional, S. A.

JUAN CARLOS FABREGA	DIRECTOR
Nationality:	Panamanian
Date of Birth:	5 October, 1962
Commercial Address:	Torre Primer Banco del Istmo Calle 50
Mailing Address:	Apartado 6-3823 El Dorado
Telephone:	(507)270-0015
Fax:	(507)270-1672
E-mail:	dirfinanzas@grupomelo.com; Jcfabrega@banistmo.com

Graduate of Florida State University, Panama Division. MBA in Business Administration from Nova University. Started his banking career with Lloyd's Bank International (Bahamas) Ltd. Since 1990 has held several positions with Banistmo. Presently Executive Vice President of Banistmo Securities, Inc.

DARIO SELLES	DIRECTOR
Nationality:	Panamanian
Date of Birth:	6 May, 1923
Commercial Address:	Sindicato de Industriales de Panama
Mailing Address:	Apartado 6-6527, El Dorado
Telephone:	(507)230-0341/0284
Fax:	(507)230-0805
E-mail:	dirfinanzas@grupomelo.com

Long executive career in the industrial sector and as a trade leader. Presently Treasurer of the Board of Sindicato de Industriales de Panama and Treasurer of Asociación Panameña de Exportación.

VIRGILIO SOSA	DIRECTOR
Nationality:	Panamanian
Date of Birth:	27 February, 1956
Commercial Address:	Torre Banco General, 26th. Floor Aquilino de la Guardia / Marbella
Mailing Address:	Apartado 9918, Zona 9
Telephone:	(507)223-9844
Fax:	(507)223-0846
E-mail:	dirfinanzas@grupomelo.com

Graduate of University of Notre Dame. President of Master Builders, Inc. , Grupo Informatica, S. A. and several real estate companies.

LAURY M. DE ALFARO	ALTERNATE DIRECTOR
Nationality:	Panamanian
Date of Birth:	30 April, 1955

Commercial Address: Via España 2313, Río Abajo
Mailing Address: Apartado 333, Panama1
Telephone: (507)221-0033
Fax: (507)224-2311

Director in the other companies making up Grupo Melo. Attended Purdue University in Nutrition and Dietetics. Joined the Group in 1982, as assistant General Manager of Embutidos y Conservas de Pollo, S. A.. In 1987 became Assistant Manager of the Restaurant Division and in 1989 became General Manager of the Division until 1994. Since then she is the Director of Human Resources for Grupo Melo. She is responsible for the implementation of policy, programs and procedures related to labor matters at the Grupo Melo level, in charge of all contracting of executive personnel, and the coordination of development and training programs.

FEDERICO F. MELO K. DIRECTOR
Nationality: Panamanian
Date of Birth: 8 October, 1960
Commercial Address: Via España 2313, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-0033
Fax: (507)224-2311

Presently Chief Operating Officer of the Commercial companies of the Group and Vice President of all the other companies making up Grupo Melo. BSc. Agricultural Economics from Purdue University, and MBA from Texas Tech University. Joined Grupo Melo in 1986 and has held several positions since then.

2. Important Employees and Advisors

The following are the most important executives in Grupo Melo:

ARTURO D. MELO S. – CHIEF EXECUTIVE OFFICER
Personal curriculum appears in the previous section

ARTURO D. MELO K. – VICEPRESIDENT OF OPERATIONS
Personal curriculum appears in the previous section

LAURY M. DE ALFARO – DIRECTOR OF HUMAN RESOURCES
Personal curiculum appears in the previous section

EUDORO JAEN – VICEPRESIDENT OF FINANCE AND PLANNING
Personal curriculum appears in the previous section

FEDERICO F. MELO K. – VICEPRESIDENT OF MERCHANDISING
Personal curriculum appears in the previous section

ROGELIO WILLIAMS C.	CONTROLLER
Nationality:	Panamanian
Date of Birth:	12 May, 1947
Commercial Address:	Via España 2313, Río Abajo
Mailing Address:	Apartado 333, Panama 1
Telephone:	(507)221-0033 / 323-6900
Fax:	(507)224-2311
E-mail:	rwilliams@grupomelo.com

Degree in Commerce with a minor in Business Administration and Accounting from the University of Panama, and MBA from ULACIT. Twenty years experience in accounting, administration and management in private sector companies, government departments and USA armed forces. Joined Grupo Melo in 1998 in his present position.

EDUARDO JASPE L.	DIRECTOR - CREDIT AND FINANCE
Nationality:	Panamanian
Date of Birth:	24 November, 1967
Commercial Address:	Via España 2313, Río Abajo
Mailing Address:	Apartado 333, Panama 1
Telephone:	(507)221-0033 / 323-6900
Fax:	(507)224-2311
E-mail:	ejaspe@grupomelo.com

Industrial Engineer from Universidad Tecnológica de Panama. MBA from Instituo Centroamericano de Administración de Empresas (INCAE). Joined the Group in 1993.

JORGE AZCARRAGA	DIRECTOR – RESEARCH AND DEVELOPMENT
Nationality:	Panamanian
Date of Birth:	15 December, 1969
Commercial Address:	Via España 2313, Río Abajo
Mailing Address:	Apartado 333, Panama 1
Telephone:	(507)221-0033 / 323-6900
Fax:	(507)224-2311
E-mail:	jazcarraga@grupomelo.com

BSc. in Civil Engineeering from University of Florida. Worked in the Latin America Division of Black & Veatch, participating in master planning analysis and infrastructure systems evaluation. Joined the Group in 1998.

JUAN ARGUINZONI	DIRECTOR – DATA PROCESSING
Nationality:	Panamanian
Date of Birth:	13 May, 1955
Commercial Address:	Via España 2313, Río Abajo
Mailing Address:	Apartado 333, Panama 1
Telephone:	(507)221-0033 / 323-6900
Fax:	(507)224.2311

E-mail: jarguinz@grupomelo.com

Technical degree in Programming and Computer Analysis. Joined the Group in 1980, holding diverse positions since then. Appointed to present position in 1991.

PAUL DEGRACIA — DIRECTOR – CORPORATE AND LEGAL MATTERS

Nationality: Panamanian
Date of Birth: 4 July, 1973
Commercial Address: Via España 2313, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-0033 / 323-6979
Fax: (507)224-2311
E-mail: padegracia@grupomelo.com

BA in Law and Political Sciences from University of Panama. MA in Commercial Law. In present position since 1997.

NODIER ARAUZ — DIRECTOR –LABOR RELATIONS
Nationality: Panamanian
Date of Birth: 9 January, 1970
Commercial Address: Via España 2313, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-0033 /323-6900
Fax: (507)224-2311
E-mail: niarauz@grupomelo.com

BA in Law and Political Sciences from USMA (Santa María Catholic University). MA in Commercial Law and Copyrights. Formerly with Braswell Shipyards as Director of Human Resources. Joined the Group in 2002.

RAFAEL DE GRACIA — DIRECTOR – INTERNAL AUDITING
Nationality: Panamanina
Date of Birth: 9 December, 1947
Commercial Address: Via España 2313, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-0033 / 323-6900
Fax: (507)224-2311
E-mail: dirfinanzas@grupomelo.com

BA in Accounting. Licensed CPA. In present position since 1986.

AMIR NILIPOUR — DIRECTOR POULTRY TECHNOLOGY

Nationality: Panamanian
Date of Birth: 14 June, 1955
Commercial Address: Via España 2313, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-0033 / 323-6900

Fax: (507)224-2311
E-mail: anilipour@grupomelo.com

BSc. In Animal Biology, MSc. In Animal Sciences, PhD. In Poultry Sciences. Has participated in numerous national and international meetings as a poultry researcher. Has published more than ioo articles on human health and advances in poultry technology. Works for the Group since 1989.

JOSE GUARDIA — REGIONAL EXPORT MANAGER
Nationality: Panamanian
Date of Birth: 5 December, 1954
Commercial Address: Calle Primera y D, Juan Diaz
Mailing Address: Apartado 87-1981, Zona 7
Telephone: (507)290-8800
Fax: (507)220-0918
E-mail: jguardia@grupomelo.com

BA in Business Administration with an MSc. In Industrial Sciences from Georgia Institute of Technology . Joined the Group in 1990.

LUIS CARLOS CASTROVERDE — FOREIGN TRADE MANAGER
Nationality: Panamanian
Date of Birth: 26 December, 1956
Commercial Address: Via España 2313, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)290-8800
Fax: (507)224-2311
E-mail: dirfinanzas@grupomelo.com

BA in Law and Political Sciences. MBA in Business Administration from ULACIT. Joined the Group in 1984.

ROBERTO TRIBALDOS — EXPORT MANAGER
Nationality: Panamanian
Date of Birth: 20 December, 1966
Commercial Address: Calle Primera y D, Juan Diaz
Mailing Address: Apartado 87-1981, Zona 7
Telephone: (507)290-8800
Fax: (507)220-0918
E-mail: rat@grupomelo.com

BSc. In Agricultural Economics, Texas A&M, MBA from IESA. Served 5 years in the Marketing Dept. of Heinz Venezuela as a brand manager. Joined the Group in 1994 and has held several positions hence.

DANIEL CESPEDES T. — VICEPRESIDENT AVICOLA INDUSTRIAL
Nationality: Panamanian
Date of Birth: 2 January, 1955
Commercial Address: Las Mañanitas, Via Tocumen

Mailing Address: Apartado 813-0673, Zona 13
Telephone: (507)292-5666 /5601
Fax: (507)292-5603
E-mail: dcespedes@grupomelo.com

Industrial engineer, with a MSc. in Industrial Engineering from Georgia Institute of Technology. Joined the Group in 1979 and has held various positions. Initially in charge of research lab for the development of value-added poultry products. As Plant Production Manager for Embutidos y Conservas de Pollo, S. A. , he was in charge until 1988 of following up on sales and production objectives, coordinating different functions in purchases, production, maintenance, sales and controls. Since the end of 1988 to date he has been the General Manager of Sarasqueta y Cia. S. A. in charge of the performance of animal feed plants in Las Mañanitas and Chorrera. Presently he is responsible for planning, organizing, coordinating, directing and controlling all operations for raw material purchases, production, maintenance and sales of the two animal feed plants.

AUGUSTO VALDERRAMA — VICEPRESIDENT POULTRY PRODUCTION

Nationality: Panamanian
Date of Birth: 13 November, 1955
Commercial Address: Cerro Azul, Pacora, Calle Principal Avenida Los Caobos
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-1011
Fax: (507)297-0082
E-mail: avalderrama@grupomelo.com

BA in Economics. MA in Business Administration from Instituto Centroamericano de Administración de Empresas (INCAE). Joined the Group in 1990.

MANUEL DENIS — VICEPRESIDENT-POULTRY MARKETING AND PROCESSING

Nationality: Panamanian
Date of Birth: 11 January, 1942
Commercial Address: Via España 2214 A, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-1011/1367
Fax: (507)221-4983
E-mail: mdenis@grupomelo.com

BA in Business Administration. Joined the Group in 1962

DOMINGO BATISTA — VICEPRESIDENT REAL ESTATE
Nationality: Panamanian
Date of Birth: 24, April, 1954
Commercial address: Calle 1ra., Los Angeles
Mailing Address: Apartado 8-125, Zona 8

Telephone: (507)260-4813
Fax: (507)260-1557
E-mail: dbatista@grupomelo.com

DVM from Universidad Federal de Santa María, R. S. Brasil. Joined the Group 23 years ago and has held diverse executive positions in the Poultry, Industrial, Stores, Marketing and Processing areas. Presently in charge of the Real Estate Division.

EDUARDO CHAMBONNET — VICEPRESIDENT – RESTAURANTS
Nationality: Panamanian
Date of Birth: 17 September, 1950
Commercial Address: Via España 2214, Río Abajo
Mailing Address: Apartado 333, Panama 1
Telephone: (507)221-6818/9929
Fax: (507)221-6344
E-mail: echambonnet@grupomelo.com

BA in Business Administration with a minor in Marketing from St. Edwards University, Austin, Texas. Joined the Group in 1978.

FEDERICO ALVARADO — VICEPRESIDENT MACHINERY
Nationality: Panamanian
Date of Birth: 24 December, 1945
Commercial Address: Via Tocumen frente a Villa Lucre
Mailing Address: Apartado 1154, Panama 1
Telephone: (507)274-9000
Fax: (507)274-9090
E-mail: falvarado@grupomelo.com

BSc. Economics. Joined the Group in 1978.

JOSE MARTIN GONZALEZ — VICEPRESIDENT FOOD DIVISION
Nationality: Panamanian
Date of Birth: 4 May, 1962
Commercial Address: Calle Primera y D, Juan Diaz
Mailing Address: Apartado 87-1981, Zona 7
Telephone: (507)290-8800
Fax: (507)220-0918
E-mail: jamgonzalez@grupomelo.com

Responsible for the financial results of Embutidos y Conservas de Pollo, S. A. and for coordinating the activities of all other companies of the Division. Also responsible for new product development program, for the optimum use of company resources, for the enforcement of established internal controls for all activities and for the planning and execution of the investments budget.

3. Legal Counsel

Grupo Melo in general obtains legal services from it's 100% owned subsidiary, Compañía de Finanzas y Servicios, S. A., who employs two full time legal professionals, Paul Degracia, Director of Legal and Corporate Matters, and Nodier Araúz, Director of Labor Relations.
Other than the two lawyers mentioned above, Grupo Melo does not employ any outside legal counsel on a retainer basis. The use of outside counsel varies according to specific needs at any one time.
Mr. Paul Degracia is in charge of the control, registry, transfer, dividend payments and all matters related to the stock of Grupo Melo, S. A. and Subsidiaries.
National Securities Commission's Resolution 6 of 19 May, 2000, Section 5A(III) is not applicable to Grupo Melo, S. A.

4. External Auditors

Ernst & Young are the external auditors of Grupo Melo, S. A. Ernst & Young are licensed CPA's, with offices located at Calle 51, Bella Vista, Tel. (597)206-9200, Fax. (507)206-9291. Our principal contact at Ernst & Young is Mrs. Judith Anguizola.

5. Designations by Agreement or Understanding

This is not a practice at Grupo Melo.

B. COMPENSATION

The Board of Directors of Grupo Melo, S. A. received compensation in the order of US$97,200.00 in 2002. Grupo Melo paid those executives listed in Section III.A.2, because of their direct responsibility in the Group's operations, the sum of US$1,146,848.00 during 2002. Total compensation paid to all Directors, Officers, Executives and Managers of Grupo Melo was US$1,244,048.00

C. PRACTICES OF THE BOARD OF DIRECTORS

Section 8 of the Charter of Grupo Melo, S. A. states that all directors and officers will be elected for a period lasting between one General Meeting of Stockholders and the next general meeting, and that they may be re-elected to their posts. It is customary to convene a general meeting of stockholders of Grupo Melos, S. A. during the month of April of each year.
Grupo Melo, S. A. has instituted an Audit Committee made up of Messrs. Manuel D. Cabarcos (Coordinator), Eudoro Jaén (Secretary), Darío Selles, and Federico Melo K. (Alternate), all members of the Board of Grupo Melo, S. A. Only the outside directors (Manuel D. Cabarcos and Darío Selles) members of the Audit Committee receive a compensation of US$100.00 per hour to attend the meetings of the Committee, compensation which cannot be less than US$200.00 nor more than US$500.00 altogether. The in-house directors do not receive any compensation for their participation in the Audit Committee. When

the External Auditors are required to participate in the meetings of the Committee, they receive the same compensation as the outside directors.

The principal functions of the Audit Committee are: i) to study, analyze and control the financial operations of the Group; ii) to recommend to the Board administrative actions on the subject; iii) to review the internal auditing program of Grupo Melo; iv) to analyze the financial statements; v) to require from the internal auditing department information on relevant events and verify the execution of adopted corrective measures; vi) to require the graphics, charts, descriptions or explanations showing the internal controls in force, including the on-going work /activity programs, and to inform the Board of Directors of the results of examinations conducted and the pertinent recommendations.

There are no formal contracts between directors and Grupo Melo, S. A. Relations are governed by the practices of the Board of Directors. Other than the stipend per meeting, there is no other compensation for any director.

D. EMPLOYEES

As of December 31, 2002, the workforce of Grupo Melo, S. A. consisted of 2,892 permanent and temporary employees, distributed among the Divisions as follows:

División	Permanent Employees	Temporary Employees	Total
Poultry	1,533	129	1,662
Restaurants	380	57	437
Stores	372	42	414
Lumber	108	1	109
Machinery	133	8	141
Materials	92	2	94
Real Estate	100	4	104
Cartago	25	0	25
Services	56	0	56
Total	**2,799**	**243**	**3,042**

Grupo Melo, S. A. and Subsidiaries have negotiated a collective labor contract with the union "Sindicato de Trabajadores de Melo y Compañias Afiliadas" This contract will be in force until December 2006. The union and Grupo Melo have always maintained cordial and mutually benefitial relations.

E. STOCKHOLDER COMPOSITION

Employee Group	Number Of Shares	% Stock Outstanding	Number Of Shareholders	% Total Shareholders
Directors, Officers, Executives and Managers	1,658,671	71.24%	12	18%
Other Employees	227	0.01%	2	3%

Section 7 of the Grupo Melo, S. A. Charter states that the shareholders have no preferential rights to suscribe , in direct proportion to their holdings, new shares issued as the result of an increase in capital. Therefore, Article 13 of Law 32 of 26 February, 1927 on Incorporation is not applicable to the Company. Neither are any preferential rights defined or contemplated with respect to the sale of stock by other shareholders, or with respect to any type of option, for the acquisition of shares of Grupo Melo, S. A.

Section 7 of the Grupo Melo Charter states that shareholders have the right to one vote per share of Grupo Melo, S. A. held. There is no other type of stock with voting rights different to these.

No arrangements exist that include employee participation in the capital stock of Grupo Melo, S. A. or in any other instrument issued by the Company.

IV. PRINCIPAL STOCKHOLDERS

Amount of Shares	Number of Shares	% Shares Outstanding	Number of Stockholders	% of Stockholders
1 - 500	4,203	0.18%	23	40.35%
501 - 1000	5,289	0.23%	7	12.28%
1001 - 2000	10,955	0.47%	7	12.28%
2001 - 5000	25,417	1.09%	6	10.53%
5001 - 7500	14,000	0.60%	2	3.51%
7501 - 10000	0	0	0	0
10001 - 50000	156,365	6.72%	6	10.53%
50001 - 100000	234,129	10.06%	3	5.26%
100001 – 1500000	1,877,956	80.66%	3	5.26%
Total	2,328,314	100%	57	100%

Tenmel S. A. is the corporation that holds stock control in Grupo Melo, S. A. Tenmel,S, A, owns 1,374,395 shares of a total of 2,328,314 shares of Grupo Melos, S. A., issued and outstanding.

Grupo Melo, S. A. is not is not property of any other person, private or public, nor does there exist any kind of arrangement or accomodation that mey result in a change in it's stock control.

V. RELATED PARTIES, LINKAGES AND AFFILIATIONS

There are no transactions with related parties as defined by Resolution 6 of 19 May, 2000, issued by the National Securities Commission.

VI. FISCAL TREATMENT

In as much as Grupo Melo, S. A. is a corporation exclusively dedicated to the holding of stock, the only tax liability to the State is the payment of annual filing fees.

VII. CAPITAL STRUCTURE

A.Summary of Capital Structure

1. Stock and Participation Instruments

TYPE OF INSTRUMENT AND CLASS	NUMBER ISSUED AND OUTSTANDING	MARKET PRICE LISTING	MARKET CAPITALIZATION
Bearer Common Stock, No Face Value	2,328,314	US$19.50	US$45,402,123.00

2. Debt Instruments

Grupo Melo, S. A. has no outstanding debt instruments.
The Subsidiaries of Grupo Melo have the following outstanding debt instruments:

Subsidiary	Date Of Issue	Amount Outstanding (US$)	Type Of Instrument	Maturity
Altos de Vistamares, S. A.	15-10-97	2,247,000	Corp. Bond	15-10-03
Emb. Y Cons. de Pollo, S. A.	22-12-00	9,500,000	Mtge. Bond	As of 22-12-05
Sarasqueta y Cia. S. A.	15-12-99	8,500,000	Corp. Bond	As of 15-12-03
Sarasqueta y Cia., S. A.	26-12-01	5,000,000	Corp. Bond	26-12-06
Cia. de Finanzas y Servicios, S. A.	30-07-02	15,000,000	Mtge. Bond	30-07-12
Total		**29,707,000**		

B. Description and Rights of Instruments

1. Issued Capital Stock

Authorized Capital	2,500,000 shares
Stock Issued and Outstanding	2,328,314 shares
Fully Paid Stock	2,328,314 Shares
Unpaid Stock	0

Face Value of Stock	No face value
Underwritten and Unpaid Stock	0

Variation in the number of shares of Grupo Melo, S. A. ssued and outstanding during the lñast 5 (five) years:

31-12-2002	2,328,314
31-12-2001	2,328,314
31-12-2000	2,328,314
31-12-1999	2,328,314
31-12-1998	2,328,314

During the last five (5) years no dividend in excess of 10% of capital or any other percentage has been paid with assets other than cash.

Grupo Melo, S. A. has no other debt or capital instruments other than those described in this Section.

C. Market Information

All debt issues have been authorized by the National Securities Commission and are registerd with the Panama Stock Exchange. For each issue the Payment, Registry and Transfer Agents are listed below:

Issuer	Date of Issue	Amount	Agent
Altos de Vistamares	15-10-97	US$2,247,000	Banco del Istmo
Sarasqueta y Cia	15-12-99	US$8,500,000	Banco del Istmo
Sarasqueta y Cia	26-12-01	US$5,000,000	Banco del Istmo
Emb. y Cons.de Pollo	22-12-00	US$9,500,000	Banco General
Cia. de Fin. Y Servs.	30-07-02	US$15,000,000	Banco del Istmo
Total		US$29,707,000	

Grupo Melo, S. A. has no arrrangement with brokerage houses to act as market makers for it's paper.

PART II

FINANCIAL SUMMARY

A. Presentation applicable to commercial and industrial issuers

FINANCIAL STATEMENT OF CONDITION	REPORTING YEAR (2002)	COMPARISON TO PREVIOUS PERIOD (1 YR./2001)	COMPARISON TO PREVIOUS PERIOD (2 YR./2000)	COMPARISON TO PREVIOUS PERIOD (3 YR/1999)
Total Sales/Income	117,126,787	111,675,287	126,185,430	130,433,964
Operating Margin	6.03%	6.15%	8.04%	7.04%
Gen. & Admin. Exp.	49,078,563	45,137,456	49,183,484	48,915,715
Net Profit / (Loss)	1,055,961	925,219	1,550,889	3,686,420
Shares Issued & O/S	2,328,314	2,328,314	2,328,314	2,328,314
Profit /(Loss) / Share	$0.453	$0.397	$0.666	$1.583
Depr. & Amortization	5,426,268	5,872,076	5,729,454	4,717,472
Non-rec. Prof./(Loss)	0	0	0	0
BALANCE SHEET				
Current Assets	51,991,723	47,583,493	53,114,514	53,778,622
Total Assets	125,071,159	121,720,201	123,040,227	116,405,160
Current Liabilities	44,103,479	44,304,173	49,641,264	48,390,483
Long Term Debt	41,529,946	38,830,361	35,120,606	29,814,125
Preferred Stock	0	0	0	0
Paid-in Capital	21,390,853	20,892,437	20,125,956	19,933,422
Retained Earnings	17,994,825	17,833,683	18,293,376	18,407,125
Total Capital	39,296,132	38,585,667	38,278,357	38,200,552
FIN. RATIOS				
Dividend / Share	$0.159	$0.266	$0.633	$0.649
Debt - to - Worth	2.18	2.15	2.21	2.05
Working Capital	7,888,244	3,279,320	3,473,250	5,388,139
Current Ratio	1.18	1.07	1.07	1.11
Op. Earn./ Fin. Exp.	1.23	1.12	1.56	1.78

PART III
FINANCIAL STATEMENTS

We enclose with this report the Fiscal Financial Statements audited by an independent Certified Public Accountant.

PART IV
DISCLOSURE

This Annual Update Report will be disclosed by Grupo Melo, S. A. through it's Internet Web Page at www.grupomelo.com.pa starting on March 31, 2003.

Legal Representative
Grupo Meol, S. A.

____
Eudoro Jaén Esquivel
Vicepresident